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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

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                           COMMERCIAL INTERTECH CORP.
                           (NAME OF SUBJECT COMPANY)

                           COMMERCIAL INTERTECH CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

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                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  201709 10 2
                       (CUSIP NUMBER OF CLASS SECURITIES)

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                          GILBERT M. MANCHESTER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           COMMERCIAL INTERTECH CORP.
                               1775 LOGAN AVENUE
                              YOUNGSTOWN, OH 44501

(NAME, ADDRESS  AND TELEPHONE  NUMBER OF PERSON  AUTHORIZED TO  RECEIVE NOTICES
 AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

STUART Z. KATZ, ESQ.           HERBERT S. WANDER, ESQ.             LEIGH B. TREVOR, ESQ.
FRIED, FRANK, HARRIS,          KATTEN MUCHIN & ZAVIS               JONES, DAY, REAVIS & POGUE
SHRIVER & JACOBSON             525 WEST MONROE STREET-SUITE 1600   NORTH POINT
ONE NEW YORK PLAZA             CHICAGO, ILLINOIS 60661-3693        901 LAKESIDE AVENUE
NEW YORK, NEW YORK 10004       (312) 902-5200                      CLEVELAND, OHIO 44114
(212) 859-8000                                                     (216) 586-7247

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  This Amendment No. 5 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on July 12, 1996 by Commercial Intertech Corp., an Ohio corporation (the "Company"), relating to the offer by Opus Acquisition Corporation, a Delaware corporation ("OAC") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a Canadian corporation ("United Dominion"), to purchase for cash all outstanding common shares, par value $1.00 per share (the "Common Shares"), of the Company, together with the associated preferred share purchase rights (the "Rights" and, together with the Common Shares, the "Shares"). Capitalized terms used but not defined herein have the meanings previously set forth in the Schedule 14D-9.

1. ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  Item 6 is hereby amended and supplemented by adding the following:

  The following table lists purchases of Shares by the Company on July 23, 1996, made pursuant to the Repurchase Program. Except as set forth herein or as previously reported in the Schedule 14D-9, the Company has not effected any transactions in the Shares during the past 60 days.

         NUMBER OF
          SHARES                                                     PRICE PER
         PURCHASED                                                     SHARE
         ---------                                                   ---------
          25,000                                                         29
          35,000                                                         28 7/8
          ------
          60,000

2. ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Item 8 is hereby amended and supplemented by adding the following:

  (a) Litigation.

  On July 19, 1996, United Dominion filed a motion in its litigation against the Company seeking leave of the Court to file a Second Amended Complaint. On July 22, 1996, the Company filed a brief opposing United Dominion's motion and challenging its standing to bring additional claims contained in the proposed Second Amended Complaint. Also, on July 23, 1996, the Company filed a motion seeking an order enjoining the Revised Offer and United Dominion's and OAC's associated proxy and agent designation solicitations because of certain false and misleading disclosures in materials filed with the SEC. The Company seeks an order requiring United Dominion to make curative disclosures to correct the false and misleading disclosures and enjoining United Dominion's tender offer and associated proxy and agent designation solicitations for a period of time following the curative disclosures.


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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              /s/ Gilbert M. Manchester
                                          By: _________________________________
                                              NAME:GILBERT M. MANCHESTER
                                              TITLE:VICE PRESIDENT AND GENERAL
                                              COUNSEL

Dated: July 23, 1996

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